

Mail Stop 3561

October 7, 2009

Richard G. Hunter, Ph.D.
President
Food Technology Service, Inc.
502 Prairie Mine Road
Mulberry, Florida 33860

    Re: Food Technology Service, Inc.
              Item 4.01 Form 8-K
              Filed October 7, 2009
              File No. 0-19047

Dear Dr. Hunter:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

Item 4.01 Form 8-K Filed October 6, 2009

1.   Please revise the date on the cover page to represent the date of the earliest event reported.

2.   Please disclose whether Faircloth & Associates, Inc. resigned, was dismissed, or declined to stand for re-election and the date thereof. Refer to paragraph (a)(1)(i) of Item 304 of Regulation S-K. In this regard, it is not clear why the death of Mr. Faircloth would result in a change in your certifying accountant.

3.   Please disclose whether the decision to change accountants was recommended or approved by any audit or similar committee of the board of directors, or the

board of directors if there is no such committee. Refer to paragraph (a)(1)(iii) of Item 304 of Regulation S-K.

4. Please tell us whether you provided Faircloth & Associates, Inc. with a copy of the disclosures in the current report and requested the firm to furnish a letter addressed to the Commission stating whether it agrees with the statements made in response to Item 304(a) of Regulation S-X and, if not, stating the respects in which the firm does not agree. In addition, please note that you are required to file the former accountant's letter as an exhibit in an amendment. Please do so. Refer to Items 304(a)(3) and 601(b)(16) of Regulation S-K. Finally, please note that you are required to comply with Item 304(a)(3) if you amend the disclosures in the filing. As such, please file an updated letter from Faircloth & Associates, Inc. in the amendment filed in response to our comments. If you are unable to obtain the required letters, please disclose that fact in the amendment to the filing.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information as an EDGAR correspondence file. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosures in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to me at (202) 551-3322. In my absence, you may direct your questions to Bill Thompson, Accounting Branch Chief, at (202) 551-3344.

Sincerely,

Ta Tanisha Meadows
Staff Accountant